Law Offices
Silver, Freedman, Taff & Tiernan LLP
A Limited Liability Partnership Including Professional Corporations

3299 K STREET, N.W., SUITE 100 WASHINGTON, D.C. 20007 (202) 295-4500 WWW.SFTTLAW.COM	TELECOPIER NUMBER (202) 337-5502 PHONE NUMBER (202) 295-4516 jerry@sfttlaw.com

July 22, 2016

Via Edgar

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         HealthWarehouse.com, Inc.
File No. 0-13117
PREC 14A filed July 22, 2016

Dear Ladies and Gentlemen:

As special counsel to HealthWarehouse.com, Inc. (the "Company"), please be advised that the Company is filing its preliminary proxy materials using Edgar code PREC 14A as the Company has been notified by a stockholder that it intends to solicit proxies for four of the five Board seats up for election at the annual meeting. The opposition slate is referenced on pages 3 to 4 of the proxy statement.  In addition, the disclosures required by Items 4(b) and 5(b) of Schedule 14A are included.

Please be advised that management of the Company has confirmed for us that none of the Company's participants have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past 10 years.  As a result, no disclosure is required to be included pursuant to Item 5(b)(1)(iii) of Schedule 14A.

We note that the Company's Certificate of Designation of Preferences, Rights and Limitations of Series B Preferred Stock provides that for as long as any shares of Series B preferred stock are outstanding, (a) the size of the Board shall consist of five members, (b) the Series B preferred stockholders are entitled, voting as a separate class at a meeting or by consent, to elect one director to the Company's Board, and (c) the Series B preferred stockholders are entitled to vote, together with the common stockholders (as well as with the Series C preferred stockholders) as a single class, on all other matters to be considered at the annual meeting.  Proposal No. 4 in the proxy statement is for the Series B preferred stockholders only, and there is a separate proxy card for just the Series B preferred stockholders.

The Company desires to mail its proxy materials as soon as practicable following the July 29, 2016 voting record date, and your assistance in meeting this schedule is greatly appreciated.

If you have any questions or comments, please feel free to call me at 202-295-4516.  You can also reach my partner Ken Tabach at 202-295-4531.  Thank you.

Sincerely,

/s/  Gerald F. Heupel, Jr.
       Gerald F. Heupel, Jr.